Filed by KINS Technology Group Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Inpixon

Commission File No.: 001-36404

Date: February 13, 2023

Inpixon Announces Record Date and Details for Distribution for Enterprise Apps Business Spin-Off

PALO ALTO, Calif., February 13, 2023--(PRNewswire)-- Inpixon® (Nasdaq: INPX) today announced that its board of directors has set March 6, 2023 as the record date (“Record Date”) for the dividend of shares of common stock of CXApp Holding Corp. (“CXApp Holding”) to be distributed to Inpixon securityholders in order to effect the spin-off of Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions). The dividend in CXApp Holding shares is expected to be distributed to holders of Inpixon’s outstanding capital stock and certain other securities as of the Record Date (“Inpixon Securityholders”) on or about March 14, 2023, the expected closing date of the previously announced business combination (the “Business Combination”) between CXApp Holding and KINS Technology Group Inc. (“KINS”) (Nasdaq: “KINZ”, “KINZU” for units, “KINZW” for warrants). Following the closing of the Business Combination, KINS will change its name to “CXApp Inc.” (“New CXApp”) and begin trading on the Nasdaq Capital Market under the stock ticker symbol “CXAI,” and Inpixon will continue to trade on the Nasdaq Capital Market under the stock ticker symbol “INPX.”

Nadir Ali, CEO of Inpixon said, “I’m excited to announce this next step in the progression of this transaction that will allow capital and operational resources to be focused on the growth of the workplace experience business. In addition to allowing each of the Inpixon and CXApp Holding businesses the opportunity to pursue their own operational and strategic priorities, our shareholders will also have the benefit of receiving securities in a separate, publicly traded company in addition to retaining their Inpixon shares.”

Inpixon Securityholders will receive shares of CXApp Holding common stock on a pro rata basis representing 100% of Inpixon’s interest in CXApp Holding. Immediately following the distribution of CXApp Holding shares, the Business Combination is expected to close. Upon the closing of the Business Combination, all shares of CXApp Holding common stock will be automatically exchanged for shares of New CXApp on a pro rata basis according to an exchange ratio (the “Exchange Ratio”) calculated immediately prior to closing using a formula set forth in the merger agreement (the “Merger Agreement”) by and among Inpixon, CXApp Holding, KINS and a subsidiary of KINS. The Exchange Ratio is based on the number of shares of CXApp Holding common stock outstanding following the distribution of CXApp Holding shares and immediately prior to the closing of the Business Combination.

Inpixon Securityholders will receive an aggregate of approximately 6,900,000 shares of New CXApp common stock in exchange for their shares of CXApp Holding common stock. Each Inpixon Securityholder’s aggregate merger consideration will consist of 10% New CXApp Class A common stock and 90% New CXApp Class C common stock (such percentages, in each case, subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2)).

Inpixon Securityholders do not need to take any action. Their CXApp Holding shares received upon distribution of the dividend will automatically be exchanged for New CXApp common stock in the Business Combination on the closing date. Following the closing of the Business Combination, Inpixon stockholders will continue to hold, along with their new shares of New CXApp common stock, the same number of shares of Inpixon common stock that they held immediately prior to the closing.

In connection with the Business Combination, CXApp Holding and KINS filed registration statements with the Securities and Exchange Commission (the “SEC”), described below under “Important Information and Where to Find It.” On February 13, 2023, the SEC declared both registration statements effective. The registration statements contain further information regarding the spin-off and Business Combination, including the conditions to completion of the Business Combination and additional details regarding the calculation of the exchange ratio described above.

Factors that May Affect the Dividend and Spin-Off

The dividend is conditioned upon, and the spin-off and Business Combination are subject to, the satisfaction or waiver of closing conditions for the Business Combination. If certain closing conditions are not satisfied or waived in advance of the expected closing date, Inpixon may elect to change the record date for the dividend to a later date or to not proceed with the dividend or the spin-off.

Two-Way Trading to Begin for Inpixon on the Nasdaq Capital Market (“Nasdaq”)

Beginning on or around the business day prior to the Record Date and continuing through the close of trading on the closing date of the Business Combination, there will be two markets in Inpixon common stock on Nasdaq: a “regular way” market and an “ex-distribution” market. During this period of two-way trading in Inpixon common stock, there will also be a market on Nasdaq for New CXApp common stock on a “when issued” basis.

The trading options that will be available during the two-way trading period are:

Inpixon Regular Way Trading

If, during the period of two-way trading, an Inpixon stockholder sells a share of Inpixon common stock in the regular way market under Inpixon’s Nasdaq symbol, “INPX,” the stockholder will be selling both the share of Inpixon common stock and the right to receive shares of New CXApp common stock in the transaction.

Inpixon Ex-distribution Trading

If, during the period of two-way trading, an Inpixon stockholder sells a share of Inpixon common stock in the ex-distribution market under the temporary Nasdaq symbol “INPXV,” the Inpixon stockholder will be selling only a share of Inpixon common stock and will retain the right to receive shares of New CXApp common stock in the transaction.

New CXApp When issued Trading

During the two-way trading period, an Inpixon stockholder also has the option of selling the right to receive shares of New CXApp common stock while retaining shares of Inpixon common stock. This option will be available under the temporary Nasdaq symbol “CXAIV.”

Trades under the symbols “CXAIV” and “INPXV” will settle after the closing date of the Business Combination. If the transaction is not completed, all trades made under these temporary symbols will be cancelled.

In all cases, investors should consult with their financial and tax advisors regarding the specific implications of selling shares of their Inpixon common stock or the right to receive shares of New CXApp common stock on or before the closing date of the Business Combination.

About Inpixon

Inpixon® (Nasdaq: INPX) is the innovator of Indoor Intelligence®, delivering actionable insights for people, places and things. Combining the power of mapping, positioning and analytics, Inpixon helps to create smarter, safer, and more secure environments. The company’s Indoor Intelligence and mobile app solutions are leveraged by a multitude of industries to optimize operations, increase productivity, and enhance safety. Inpixon customers can take advantage of industry leading location awareness, RTLS, workplace and hybrid event solutions, analytics, sensor fusion, IIoT and the IoT to create exceptional experiences and to do good with indoor data. For the latest insights, follow Inpixon on LinkedIn, and Twitter, and visit inpixon.com.

About CXApp Holding Corp.

CXApp Holding is a wholly owned subsidiary of Inpixon®, the innovator of Indoor Intelligence®, delivering actionable insights for people, places and things. Combining the power of mapping, positioning and analytics, Inpixon helps to create smarter, safer, and more secure environments. The company's Indoor Intelligence and mobile app solutions are leveraged by a multitude of industries to optimize operations, increase productivity, and enhance safety. Inpixon customers can take advantage of industry leading location awareness, RTLS, workplace and hybrid event solutions, analytics, sensor fusion, IIoT and the IoT to create exceptional experiences and to do good with indoor data.

About KINS Technology Group Inc.

KINS Technology Group Inc. is a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. KINS Technology Group is focused on identifying and acquiring transformative technology businesses that are shaping the digital future and creating a new paradigm of communications and computing.

Important Information and Where to Find It

In connection with the proposed Business Combination and the distribution of CXApp Holding common stock to Inpixon Securityholders, CXApp Holding has filed with the SEC a registration statement on Form S-1 (File No. 333-267964) (the "Form S-1"), which includes a final prospectus registering shares of CXApp Holding common stock, and KINS has filed with the SEC a registration statement on Form S-4 (File No. 333-267938) on October 19, 2022, as amended (the "Form S-4"), which includes a final proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination and the registration of shares of KINS common stock, warrants and certain equity awards. This communication does not contain all the information that should be considered concerning the Business Combination. The final prospectus filed by CXApp Holding includes the final proxy statement/prospectus filed by KINS, which serves as an information statement/prospectus in connection with the spin-off of CXApp Holding. This communication is not a substitute for the registration statements that CXApp Holding and KINS will file with the SEC or any other documents that KINS or CXApp Holding may file with the SEC, or that KINS, Inpixon or CXApp Holding may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS's stockholders and Inpixon's securityholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp Holding and the Business Combination. The final proxy statement/prospectus contained in KINS's registration statement will be mailed to KINS's stockholders as of the record date of February 2, 2023 for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC's website at www.sec.gov, or by directing a request to: KINS Technology Group, Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

Inpixon, KINS and CXApp Holding, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from KINS’s stockholders in connection with the Business Combination. KINS stockholders are urged to carefully read the final proxy statement/prospectus regarding the Business Combination because it contains important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of KINS’s stockholders in connection with the Business Combination is set forth in the registration statements. Information about KINS’s executive officers and directors and CXApp Holding’s management and directors is also set forth in the registration statement relating to the Business Combination.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This news release contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the spin-off and the Business Combination, the ability of the parties to complete the spin off and the Business Combination, the estimated Exchange Ratio and aggregate ownership of New CXApp by Inpixon’s securityholders and KINS’s stockholders and by Inpixon and the Sponsor, the anticipated two-way trading market in Inpixon common stock on Nasdaq, the expected benefits of the spin-off and the Business Combination, the tax consequences of the spin-off and the Business Combination, the amount of gross proceeds expected to be available to CXApp Holding after the closing and giving effect to any redemptions by KINS stockholders, CXApp Holding’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the CXApp Holding technology platform and other technologies, CXApp Holding’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates, and the potential for and timing of receipt of payments under CXApp Holding’s agreements with customers are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Inpixon, CXApp Holding and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s or KINS’s securities; the risk that KINS stockholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in KINS’s trust account following any redemptions by KINS’s stockholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflict between Russia and Ukraine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Inpixon’s, CXApp Holding’s or KINS’s business relationships, operating results, and businesses generally; the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of KINS’s or Inpixon’s securities may be volatile due to a variety of factors, including Inpixon’s, KINS’s or CXApp Holding’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of CXApp Holding to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Inpixon’s most recent annual report on Form 10-K, KINS’s registration statement on Form S-1 (File No. 333-249177) and the Form S-4, the Form S-1, the proxy statement/prospectus and certain other documents filed or that may be filed by Inpixon, KINS or CXApp Holding from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Inpixon, CXApp Holding and KINS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Inpixon, CXApp Holding or KINS gives any assurance that Inpixon, CXApp Holding or KINS will achieve their expectations.

Inpixon Contacts

General inquiries:

Inpixon

Email: marketing@inpixon.com

Web: inpixon.com/contact-us

Investor relations:

Crescendo Communications, LLC

Tel: +1 212-671-1020

Email: INPX@crescendo-ir.com

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